UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

NZD400,000,000 0.375 per cent. fixed rate medium-term notes

due 10 September 2025

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: September 11, 2020

The following information regarding an issue of Issue of NZD400,000,000 0.375 per cent. fixed rate medium-term notes due 10 September 2025, (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2019 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Deed Poll dated July 30, 2009, the Registry Agreement for New Zealand Notes dated 30 July 2009 between the Corporation and Computershare Investor Services Limited (the “Agency Agreement”), the Final Terms dated September 9, 2020 (the “Final Terms”), the Terms Agreement dated September 9, 2020 (the “Terms Agreement”) and the (i) Appointment Agreement between the Corporation and The Toronto-Dominion Bank dated September 9, 2020 and (ii) Appointment Agreement between the Corporation and Bank of New Zealand dated September 9, 2020 (together, the “Appointment Agreements”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.	Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. NZD400,000,000 0.375 per cent. fixed rate medium-term notes due 10 September 2025

The Notes will be issued in uncertificated registered form by inscription in the Register. Computershare Investor Services Limited is the Agent for the Notes held. See Deed Poll and Prospectus.

(b)

Interest Rate/Interest Payment Date. 0.375 per cent. per annum payable semi-annually in arrears on 10 March and 10 September in each year commencing on 10 March 2021 and ending on the Maturity Date. See, Final Terms, Item 15.

(c)	Maturity Date. 10 September 2025

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)

Fiscal/Paying Agent. The Paying Agent is Computershare Investor Services Limited of Level 2, 159 Hurstmere Road, Takapuna, North Shore City 0622, Private Bag 92119, Victoria Street West, Auckland 1142, New Zealand.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, have agreed to purchase the Notes at an aggregate purchase price of NZD397,652,015.40 payable in New Zealand dollars (and includes a management and underwriting fee and selling commission adjustment of 0.14762205 per cent. of the aggregate nominal amount). See the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement , Terms Agreement and Appointment Agreements.

Item 3.	Distribution Spread See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution. Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (October 8, 2019);[1]
B.	Prospectus (June 3, 2008);[2]
C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]
D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];
E.	Deed Poll (July 30, 2009)
F.	Agency Agreement (July 30, 2009);
G.	Final Terms (September 9, 2020);
H.	Terms Agreement (September 9, 2020);
I.	Appointment Agreements (dated September 9, 2020).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 8, 2019.
[2]	Filed on September 17, 2008.
[3]	Filed July 10, 2014

Exhibit E

INTERNATIONAL FINANCE CORPORATION

Issuer

DEED POLL

in respect of medium term notes

The Notes Issued under this Deed Poll are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission”). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of any prospectus prepared in connection with the offering of the Notes. Any representation to the contrary is a criminal offense In the United States

The Notes Issued under this Deed Poll are not obligations of the International Bank for Reconstruction and Development

or of any government.

RUSSELL MCVEAGH

CONTENTS

1.	INTERPRETATION	1
2.	ISSUE AND FORM OF NOTES	2
3.	TITLE AND TRANSFER	3
4.	REGISTER	4
5.	PAYMENTS	5
6.	NOTICES AND DOCUMENTS	5
7.	GOVERNING LAW AND JURISDICTION	7
SCHEDULE 1		8
	Form of Issue Notice	8

DEED POLL dated 30 July 2009 made by

INTERNATIONAL FINANCE CORPORATION (“Issuer”)

INTRODUCTION

A.

The Issuer plans to issue Notes from time to time in registered form from its Global Medium Term Note Program (“Program”) denominated in New Zealand dollars and specified in the applicable Final Terms as being subject to this deed (the “Notes”).

B.

The Notes will be issued subject to the terms and conditions contained in the Prospectus for the Program, as supplemented by the applicable Final Terms (“Terms and Conditions”) and the provisions of this deed in the manner set forth in clause 2.6.

C.

The Notes are to be issued in uncertificated registered form by inscription in the Register and constituted by, and subject to the terms and conditions contained in, this deed and the applicable Terms and Conditions.

AGREEMENT

1.	INTERPRETATION

1.1

Incorporation of defined terms: Terms which are defined in the Terms and Conditions have the same meanings when used in this deed unless the term is also defined in this deed, in which case the definition in this deed prevails.

1.2	Definitions: In this deed, unless the context otherwise requires:

“Agency Agreement” means the agreement entitled “Registry Agreement for New Zealand Notes” dated on or about the date of this deed under which the Agent is appointed as registrar and paying agent for the Notes.

“Agent” means Computershare Investor Services Limited, as registrar and paying agent for the Notes, or any successor agent appointed under the Agency Agreement.

“Austraclear New Zealand” means the securities clearing and settlement facility operated by the Reserve Bank of New Zealand and known as the Austraclear New Zealand System.

“Holder” means, in relation to a Note at any time, the person whose name is recorded in the Register as the holder of that Note at that time.

“Issue Notice” means a notice to the Register substantially in the form of Schedule 1 or in such other form as may be approved by the Agent from time to time.

“Prospectus” means the prospectus for the Program dated 3 June 2008 (as such prospectus may be amended, supplemented or replaced from time to time).

“Record Date”, unless otherwise defined in the applicable Final Terms, means the date 10 calendar days before any Interest Payment Date or other relevant payment date for the Notes.

“Register” means the register of the Notes maintained in accordance with the provisions of this deed and the Agency Agreement.

1.3	References: Except to the extent that the context otherwise requires, any reference in this deed to:

(a)	Any reference to any “clause” or “schedule” is a reference to a clause of, or a schedule to, this deed.

(b)	The introduction to and headings in this deed are inserted for convenience only and shall be ignored in construing this deed.

(c)	Unless the context otherwise requires:

(i)	words denoting only the singular number include the plural and vice versa and words denoting any gender include all genders;

(ii)	words denoting individuals include corporations and vice versa.

(d)

References to any legislation or to any provision of any legislation are deemed to be references to that legislation or provision as from time to time amended, re-enacted or substituted and, unless the context otherwise requires, also include any statutory instrument issued under any such legislation or provision.

(e)	References to any document (however described) include references to such document as amended, supplemented, or replaced from time to time.

(f)	References to any party to this deed or any other document or any Holder shall include its successors or permitted assigns.

(g)	References to a time of day are references to New Zealand time unless otherwise stated.

2.	ISSUE AND FORM OF NOTES

2.1	Issue and creation:

(a)	Notes may be issued by the Issuer under this deed at the times, in the amounts, to the persons, on the terms and conditions and at the prices from time to time determined by the Issuer.

(b)	Each Note shall be issued and created by entering in the Register the particulars of that Note, substantially as specified in the Issue Notice relating to that Note.

(c)	The Notes will be held subject to the provisions contained in this deed and the applicable Terms and Conditions, all of which shall be binding upon the Issuer and the Holders.

2.2	Form of Notes: Each Note shall:

(a)	be in uncertificated book entry form; and

(b)	have a tenor of one year or longer.

2

2.3	Undertaking to pay: The Issuer unconditionally and irrevocably undertakes with each Holder:

(a)	to pay, in respect of each Note issued by it and held by that Holder, principal, interest (if any) and any other amounts in accordance with the Terms and Conditions; and

(b)	otherwise to comply with the Terms and Conditions of that Note.

2.4	Benefit of deed: The issuer acknowledges that this deed is made for the benefit of, and is intended to be enforceable by, any person who is from time to time a Holder, and the Agent.

2.5

Issue procedure: On each day on which the Issuer has agreed to issue Notes to any person the Issuer shall cause to be faxed to the Agent an Issue Notice in respect of those Notes as soon as it is practicable to do so.

2.6

Terms and Conditions: The Notes will be issued subject to the terms and conditions contained in the Prospectus for the Program, as supplemented by the applicable Final Terms and the provisions of this deed in the following manner:

(a)

the provisions of this deed shall be read so as to be consistent with the terms and conditions in the Prospectus for the Program to the maximum extent possible, provided that, to the extent of any inconsistency between the terms of this deed and those terms and conditions, this deed shall prevail; and

(b)	the provisions of the applicable Final Terms shall, to the extent of any inconsistency with the terms of this deed, prevail over this deed.

3.	TITLE AND TRANSFER

3.1

Transfer. Title to a Note may be transferred by a transfer in any usual or common form signed by the transferor and the transferee and produced to the Agent. The Agent will thereupon record the name and address of the transferee in the Register.

3.2

Austraclear New Zealand: Notwithstanding clause 3.1, where Notes are lodged in Austraclear New Zealand the beneficial interest in those Notes may be transferred in accordance with the rules and operating procedures for the time being of Austraclear New Zealand.

3.3

Partial transfers: A Holder may transfer part only of its interest in a Note. However, no transfer of its interest may be effected if such transfer would result in the transferor or transferee holding or continuing to hold Notes with an aggregate principal amount of less than the minimum denomination or amount (if any) specified in the applicable Final Terms.

3.4	Fees: The Issuer and the Agent shall make no charge to the Holders for:

(a)	the registration of any holding of Notes; or

(b)	the transfer of any Notes.

The Issuer and the Agent may, however, require the payment of any taxes and other governmental charges payable as a result of a transfer.

3.5

Certificates: At the request of a Holder, the Issuer shall procure the Agent to issue to that Holder a certificate or notice of registration in relation to the Notes held by that Holder, such certificate or notice to be in a form agreed between the Issuer and the Agent. A certificate or notice of registration issued in respect of a Note will not constitute a document of title. Entitlement will be determined solely by entry in the Register and, in the case of the beneficial interest in Notes lodged in Austraclear New Zealand, the records of Austraclear New Zealand.

3

4.	REGISTER

4.1

Register: The Issuer shall at all times while Notes are outstanding cause the Agent to maintain the Register, which must record in respect of each Note the information specified in the Issue Notice relating to that Note under the heading “Details of Notes” plus the following information:

(a)	the name, address and (where known) tax residency of the current Holder;

(b)	details of the account to which payments in respect of the Notes are to be made;

(c)	transfers of the Notes; and

(d)	any other information required by law.

4.2

Register paramount: Except as ordered by a court of competent jurisdiction, the Issuer and the Agent are each entitled to recognise the Holder of a Note as the absolute owner of the Note and shall not be bound by any actual or constructive notice of any trust (express, implied or constructive), encumbrance or security or other adverse interest to which any Note may be subject. No recognition of any trust (express, implied or constructive), encumbrance or security or other adverse interest shall be entered on the Register. In the event of any conflict between any certificate or notice of registration issued in respect of a Note and the Register, the Register shall prevail.

4.3	Correction of errors: The Agent may, on such evidence as appears to it to be sufficient, correct errors and remedy omissions in the Register.

4.4	Co-ownership of Notes:

(a)

Where two or more persons are registered as Holders of the same Note(s) by virtue of any application for Notes, memorandum of transfer or other instrument, then, unless the contrary is expressed in the application, memorandum, or other instrument, the persons will be deemed to hold the Note(s) as joint tenants with right of survivorship.

(b)

If two or more persons apply, whether on application for any Notes or by memorandum of transfer, to be registered as Holders as tenants in common, the Agent may, after notifying the persons of its intention to do so, divide the Notes into parcels which represent each such person’s share. If the Notes cannot be divided into shares each of which share would comply with any minimum denomination specified in the applicable Final Terms, the Agent may refuse to accept the application or memorandum of transfer.

4.5

Acquisition of Notes by operation of law: When the right to any Note is acquired by any person in any manner other than by way of a transfer under this deed (whether on the dissolution, death or bankruptcy of the relevant Holder, or under a writ of execution, or otherwise), the Agent, on application by or on behalf of that person and on being satisfied that such person is legally entitled to be registered as the Holder of that Note, will enter that person’s name in the Register as the Holder of that Note accordingly.

4.6	Disclosure: The Agent must disclose to a Holder who so requests, any information held on the Register which relates to the Note(s) registered in the name of that Holder.

4

4.7

Notice by Holders: Each Holder shall give written notice to the Agent (or, where applicable, to the custodian or nominee registered as the Holder in respect of Notes that are held by the custodian or nominee on behalf of the beneficial owner of such Notes) of its country of residence for taxation purposes and, if not resident in New Zealand for taxation purposes, of whether the Holder is engaged in business in New Zealand through a branch or other fixed establishment (as that term is defined in the New Zealand Income Tax Act 2007) in New Zealand.

5.	PAYMENTS

5.1

Payments to Holders: Payment of the Principal Amount of, and interest (if any) on, a Note (less any amount required to be deducted or withheld for or on account of taxes in accordance with the Agency Agreement or any applicable law) shall be made to the person whose name appears in the Register as the Holder of the Note on the Record Date in respect of the relevant payment. If more than one person is so named in the Register, payment will be made to the first person so named.

5.2

Method of payment: A Holder may, by notice to the Agent, request the Agent to make payments in respect of any Note held by it to a specified bank account and may at any time cancel or amend any notice so given. No such notice, or cancellation or amendment of a notice, will have effect in respect of any payment unless received by the Agent on or before the Record Date for that payment. In the absence of any such notice, payments in respect of each Note will be made by posting a cheque to the address of the relevant Holder appearing in the Register. Any notice given under this clause will be deemed to be automatically cancelled upon transfer of all or part of a Note. A notice from one of several Holders of the same Notes shall be deemed to be given by all such Holders.

5.3

Unclaimed payments: If any payment made by the Issuer to any Holder at its address last entered in the Register is returned unclaimed the amount concerned will (unless the Issuer has in the meantime received notice of a change of address to be entered in the Register) be retained by the Agent to be held by it for the Holder concerned without any liability to invest or pay interest on that amount. Any money not claimed within a period of six months from the original date of payment must be returned to the Issuer. The Issuer will have no liability in respect of the amount concerned if it remains unclaimed five years after the original date of payment.

5.4

Tax indemnity: Each Holder indemnifies the Issuer or the Agent (as the case may be) in respect of any payment which the Issuer or the Agent becomes liable to make for or on account of tax, duties or levies payable by that Holder in relation to any Note. The Issuer or the Agent (as the case may be) may deduct any indemnity payment from future amounts payable to that Holder.

5.5

No gross-up: Neither the Issuer, the Agent nor any other person is required to make any additional payment to Holders by way of gross-up or otherwise on account of the deduction or withholding of tax, duties or levies from any payment made in respect of a Note.

6.	NOTICES AND DOCUMENTS

6.1	Notices: Each notice or other communication to be given or made under this deed to any person must:

(a)	Writing: be given or made in writing by fax or letter and be signed by the sender or an authorised officer of the sender;

5

(b)

Address: be given or made to the relevant person at the address or fax number, and marked for the attention of the person (if any), from time to time designated by that person for the purposes of this deed;

(c)	Deemed delivery: not be effective until received by that person, and any such notice or communication shall be deemed to be received by that person;

(i)	(if given or made by letter) when left at the address of that party or five Business Days after being put in the post, postage prepaid, and addressed to that person at that address; or

(ii)

(if given or made by fax) upon production of a transmission report by the machine from which the fax was sent which indicates that the fax was sent in its entirety to the fax number of the recipient designated for the purposes of this deed, provided that any notice or communication received or deemed received after 5 pm on a working day in the place to which it is sent, or on a day which is not a working day in that place, shall be deemed not to have been received until the next working day in that place. Any notice given by the Issuer or the Agent to one of several holders of the same Notes shall be deemed to have been given to all such Holders.

6.2	Initial contact details: The initial address, and fax number and person (if any) so designated by each party, are set out below:

(a)	The Issuer:

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, DC 20433

USA

Facsimile No: +1 (202) 974 4376

Attention:       Treasury Department

(b)	The Holders:

The address of each Holder last entered in the Register.

6.3

Documents: Each Holder will be deemed to have notice of the provisions of this deed and the Agency Agreement. Copies of this deed, the current Prospectus and the Agency Agreement will be made available by the Agent upon request by any Holder at the following address:

Computershare Investor Services Limited

Level 2

159 Hurstmere Road, Takapuna, North Shore City 0622

Private Bag 92119, Victoria Street West

Auckland 1142

New Zealand

Facsimile No: + 64 9 488 8788

Attention:       Account Manager

6

7.	GOVERNING LAW AND JURISDICTION

7.1

This deed is governed by New Zealand law and the Notes are governed by New Zealand law unless indicated otherwise in the applicable Final Terms, in which case the relevant Notes shall be governed by the law indicated in those Final Terms.

7.2

The Issuer submits to the non-exclusive jurisdiction of the New Zealand Courts. Pursuant to Article VI, Section 3 of the Issuer’s Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of acting service or notice of process, or has issued or guaranteed securities. No provision of this deed, nor the submission to jurisdiction by the Issuer, in any way constitutes or implies a waiver, termination or modification by the Issuer of any privilege, immunity or exemption of the Issuer granted in the Articles of Agreement establishing the Issuer, international conventions, or applicable law.

7.3	Without preventing any other mode of service, any document in an action may be served on the Issuer by being left for the Issuer with its process agent referred to in clause 7.4.

7.4

The Issuer appoints Russell McVeagh (Level 30, Vero Centre, 48 Shortland Street, Auckland 1140, New Zealand) to receive any document referred to in clause 7.3. If for any reason that person ceases to be able to act as such, the Issuer will immediately appoint another person with an office located within New Zealand to receive any such document and promptly notify the Holders of such appointment. The Issuer agrees that the service of documents on any person appointed under this clause 7.4 will be sufficient service upon it.

SIGNATURE

INTERNATIONAL FINANCE CORPORATION

by:

Signature of authorised signatory

Nina B. Shapiro
Name of authorised signatory

7

SCHEDULE 1

Form of Issue Notice

Series:

Tranche:

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, DC 20433

U.S.A

(“Issuer”)

ISSUE NOTICE

To:	Computershare Investor Services Limited
Attention:	Wholesale New Issues
Telephone:	+64 9 4888 721
Facsimile:	+64 9 4888 788
Email:	wholesaleissues@computershare.co.nz

Date:

Re:	Registry Agreement for New Zealand Notes dated 30 July 2009 (“Agency Agreement”)

Terms defined in the Final Terms dated [ ] have the same meaning in this Issue Notice.

We confirm our instructions to you as Agent to undertake the duties set out in the Agency Agreement in respect of an issue of [Note description] (“Notes”) under the Issuer’s Global Medium-Term Note Program as described below:

Details of Notes:

Note Reference:

Issue Date:

Maturity Date:

Interest Payment Dates:

Record Date	[10 calendar days]

Interest Rate:

[Fixed coupon amount:	[ ] per [ ] in principal amount per Interest Payment Date]

Principal Amount:

Minimum denomination and multiples:

ISIN:

Common Code:

8

Details for first registered Holder

Holder Number:

Name:

Address:

SETTLEMENT DETAILS

Mnemonic:	Member Name:	Amount:	Yield:	Price:

PAYMENT DETAILS

1.	Proceeds of $[•] to be paid on our behalf to:

2.	Proceeds of $[•] to be paid on our behalf to:

Yours sincerely

International Finance Corporation

By:

Name:
Title:

9

Exhibit F

INTERNATIONAL FINANCE CORPORATION

Issuer

COMPUTERSHARE INVESTOR SERVICES LIMITED

Agent

REGISTRY AGREEMENT FOR NEW ZEALAND NOTES

CONTENTS

1.	INTERPRETATION	1
2.	APPOINTMENT AND PURPOSE	3
3.	SERVICES	4
4.	REGISTER OF NOTES AND OTHER SERVICES	5
5.	PAYMENT OF AMOUNTS PAYABLE	6
6.	WITHHOLDING TAX	7
7.	FEES FOR SERVICES	7
8.	WARRANTIES	8
9.	DISCLOSURE	8
10.	CHANGES IN AGENT	8
11.	LIABILITY	9
12.	NOTICES	9
13.	WAIVER	10
14.	AMENDMENTS	10
15.	PRIVITY	11
16.	COUNTERPARTS	11
17.	GOVERNING LAW	11

AGREEMENT dated 30 July 2009

PARTIES

INTERNATIONAL FINANCE CORPORATION (the “Issuer”)

COMPUTERSHARE INVESTOR SERVICES LIMITED (the “Agent”)

INTRODUCTION

A.

The Issuer plans to issue Notes in registered form from its Global Medium Term Note Program (“Program”) denominated in New Zealand dollars and cleared in New Zealand through Austraclear New Zealand or as otherwise contemplated by this agreement and the Issue Documentation (the “Notes”).

B.	The Notes will be registered notes and may be constituted and issued by the Issuer pursuant to the Deed Poll or by other Issue Documentation selected by the Issuer.

C.	The Notes will be issued subject to the terms and conditions contained in the Prospectus for the Program dated 3 June 2008, as supplemented by the applicable Final Terms (“Terms and Conditions”).

D.

The Issuer wishes to appoint the Agent as its agent for the keeping of a register of Notes from time to time issued by the Issuer, and for making payments, performing calculations and performing transfer and other services with respect to such Notes, and to undertake any action required in order for the Issuer to meet its obligations under the Issue Documentation, and the Agent has agreed to act in that capacity on the terms and conditions as set out in this agreement.

AGREEMENT

1.	INTERPRETATION

1.1	Definitions: In this agreement, unless the context otherwise requires:

“Agent” means Computershare Investor Services Limited or any successor or replacement agent appointed in accordance with clause 10.

“Amounts Payable” means, on any date, the amount of interest (if any) and/or principal (if any) or any other amount due to be paid to Holders on that date under the Issue Documentation.

“Austraclear Account” means the Austraclear New Zealand trust account opened and maintained by the Agent, into which payments are made by all clients of the Agent (including the Issuer pursuant to clause 5.4 as advised by the Agent to the Issuer from time to time).

“Austraclear New Zealand” means the system operated by the Reserve Bank of New Zealand for the holding of securities and electronic recording and settling of transactions in those securities in New Zealand.

1

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Auckland, Wellington, and New York.

“Calculation Agent” means the Agent when acting in its capacity as calculation agent in accordance with this agreement.

“Commencement Date” means the date of this agreement

“Deed Poll” means the deed poll dated 30 July 2009] entered into by the Issuer under which Notes may be constituted from time to time.

“Fee Letter” means, in relation to any NZ Issue, any fee letter or fee schedule agreed for that NZ Issue by the Agent and the Issuer (or any specified third party who has agreed to pay such fees).

“Holder” means, in relation to a Note at any time, the person who is recorded in the Register as the holder of that Note at that time.

“Investment Statement” means, in relation to any offer of Notes to the public in New Zealand, the investment statement for that offer prepared by the Issuer under the Securities Act 1978, as supplemented or amended from time to time.

“Issue Documentation” means, in relation to an issue of Notes, the Deed Poll, the Prospectus, any relevant Terms Agreement, the relevant Final Terms and, in relation to any offer of Notes to the public in New Zealand, the Investment Statement for that offer.

“NZ Issue” means an issue of Notes (which Notes are expressed to be denominated in NZ$) in New Zealand and which are to be cleared through Austraclear New Zealand or as otherwise contemplated by this agreement and the Issue Documentation.

“Payment Date” means the date on which any Amounts Payable are due to be paid under the terms of the Issue Documentation.

“Prospectus” means the Prospectus dated 3 June 2008 in relation to the Program, or any supplemental Prospectus issued in relation to that program from time to time in replacement of that Prospectus, each as supplemented or amended from time to time.

“Reference Rate” means an interest rate or other rate that may be determined by reference to a published market rate and includes, without limitation, bank bill rates displayed on a Reuters screen page.

“Register” means the register of Notes to be kept by the Agent pursuant to clause 4, and “registered” has a corresponding meaning.

“RWT Exemption Certificate” means a certificate issued under section RE 27 of the Income Tax Act 2007, or any predecessor, amendment or replacement thereof.

“Terms Agreement” means any terms agreement appointment agreement, subscription agreement or distribution agreement between the Issuer and the persons named as “dealers”, “managers”, “purchasers”, “arrangers” (or any other name) in connection with the issue and purchase of an issue of Notes forming part of an NZ Issue.

1.2	Issue Documentation definitions: Any capitalised term not defined in this agreement will have the meaning given to that term in the Issue Documentation.

2

1.3	References: Except to the extent that the context otherwise requires, any reference in this agreement to:

an “agreement” also includes a concession, contract, deed, franchise, licence, treaty or undertaking (in each case, whether oral or written).

a “governmental agency” includes any government or any governmental, semi-governmental or judicial entity or authority or any person or body charged with the administration of any law.

a “law” includes common or customary law and any constitution, decree, judgment, legislation, order, ordinance, regulation, by-law, statute, treaty or other legislative measure, in each case of any jurisdiction whatever and “lawful” and “unlawful” shall be construed accordingly.

a “person” includes an individual, firm, company, corporation, partnership, unincorporated body of persons, organisation or trust, and any government agency or authority (in each case, whether or not having separate legal personality).

“tax” includes any present or future tax, levy, impost, rate, duty, charge, fee, deduction or withholding of any nature and whatever called (including for the avoidance of doubt any Approved Issuer Levy within the meaning of section 86F of the Stamp and Cheque Duties Act 1971), imposed or levied by any governmental agency and any interest, penalty, charge, fee, or other amount imposed or made on or in respect of any of the foregoing, and “taxation” shall be construed accordingly.

1.4	Miscellaneous:

(a)	The introduction and headings in this agreement are inserted for convenience only and shall be ignored in construing this agreement.

(b)	Unless the context otherwise requires, words denoting the singular shall include the plural and vice versa and words denoting individuals include other persons and vice versa.

(c)

References to any legislation or to any provision of any legislation shall be deemed to be references to that legislation or provision as from time to time amended, re-enacted or substituted and, unless the context otherwise requires, shall also include any regulations or statutory instruments issued under any such legislation or provision.

(d)	References to any document (however described) shall include references to such document as modified, novated, supplemented, varied or replaced from time to time.

(e)	References to any party to this agreement or any other document shall include that person’s successors and permitted assigns.

(f)	Anything which may be done at any time may also be done from time to time.

2.	APPOINTMENT AND PURPOSE

2.1

The Issuer appoints the Agent and the Agent agrees to act, as from the Commencement Date, as the agent of the Issuer for the purpose of keeping the Register, and performing certain other services, in accordance with the terms and conditions set out in this agreement.

2.2

The appointment of the Agent under clause 2.1 is solely for the purposes of, and in connection with, an NZ Issue and for the Agent to provide the registry, payment and other services set out in this agreement in connection with such NZ Issue.

3

2.3	The Agent acknowledges that it is an agent for the purposes of any NZ Issue for which it is specified in the relevant Final Terms as the Registrar.

3.	SERVICES

3.1	Services: The Agent shall perform the following services as agent for the Issuer:

(a)

unless otherwise specified in the Issue Documentation for an NZ Issue, acting as Calculation Agent in respect of calculating all Amounts Payable, or as Calculation Agent in respect of any other amount that may need to be determined as agreed between the Issuer and the Agent;

(b)	subject to clause 5.4(b), payment to Holders of any amounts credited to the Austraclear Account in respect of the Amounts Payable in relation to the Notes on the relevant Payment Dates;

(c)	keeping of the Register;

(d)	receipt of any instrument of transfer of Notes and the recording of transfers of Notes;

(e)	keeping of accounting records in respect of all money received and paid by the Agent pursuant to this agreement;

(f)	participating, if required, in the procedure for issuing and settling the purchase of Notes as contemplated by, and to the extent provided in, the Issue Documentation;

(g)

in respect of an issue of Notes to the public in New Zealand, participating in all aspects of the issue and allotment of Notes, including receiving and processing application forms from investors, establishing and maintaining a trust account to which subscription moneys will be deposited and held on trust until the Notes are allotted, calculating and notifying the Issuer of any early bird interest entitlements in accordance with the Issue Documentation, allotment of Notes to successful applicants, arranging for subscription moneys to be paid to the Issuer or returned to unsuccessful applicants, and any other services specified in a Fee Letter or the Issue Documentation in relation to the relevant issue;

(h)	all services which are expressed in the Issue Documentation to be services which are to be performed by the Agent;

(i)	all other services which are reasonably associated with, or incidental to, the services described in paragraphs (a) to (h) of this clause 3.1.

3.2

Other Services: The Agent shall also perform such other services for the Issuer, whether or not of a similar nature to those referred to in clause 3.1, as the Agent may agree to perform from time to time, on such terms and conditions as the Agent may agree.

3.3

Agent of Issuer: Subject to clause 5.4(b), in acting under this agreement and in connection with the Notes, the Agent acts solely as agent of the Issuer and does not assume any obligation towards, or relationship of agency or trust for, any Holder.

3.4

Delegation: The Agent may, in the course of providing its services under this agreement and with the prior written consent of the Issuer, use such agents or subcontractors (“delegate”) to perform any of its obligations under this agreement as the Agent deems appropriate. The Agent:

4

(a)	shall remain responsible for those acts or omissions of the delegate as if such acts or omissions were those of the Agent itself; and

(b)

may disclose to a delegate such information as is necessary to enable the delegate to perform its obligations under the terms of its engagement, subject to the Agent requiring that delegate to treat such information as confidential, except to such extent as is necessary to enable that delegate to perform such obligations.

4.	REGISTER OF NOTES AND OTHER SERVICES

4.1

Register: The Agent shall keep the Register and cause to be entered in it the particulars specified in the Issue Documentation and such other particulars as may from time to time be required by the Issuer or by law. On or before the issue of Notes, the Issuer shall give to the Agent such information as may be necessary to update the Register.

4.2

Form and Address of Register: The Register may be kept in book form, or in the form of a paper or card report, or by computer or any device by means of which information is recorded or stored, at such address or addresses (which address or addresses may be physical or electronic addresses) as the Agent from time to time notifies to the Issuer and the relevant Holders. At the date of this agreement the address of the Register is the address of the Agent set out in clause 12.1(a). The Agent may change the address of the Register by giving 45 days prior written notice to the Issuer. If the Register is maintained on computer or any such device:

(a)	the recording or storing of any information therein shall be deemed to be the entry thereof in the Register; and

(b)	any material subsequently derived from information so recorded or stored shall be deemed to be an extract from the Register.

4.3

Computer Storage: If the Register is maintained on computer the Agent must ensure that the system is “backed-up” at least once each working day and at least two “back-up” copies of the Register are held at all times. At least one “back-up” copy of the Register must be stored on premises separate from the premises where the Register is kept. In the event of any computer or other technical failure, the Agent must promptly reconstitute the Register.

4.4	Recording in Register:

(a)	Principal and interest payments on the Notes will be made only to the person in whose name the Notes are registered.

(b)

Notwithstanding any transfer of Notes, payments of interest and principal will be made to a transferee only if the transferee is properly recorded as the person in whose name the Notes are registered in accordance with this agreement.

4.5

Inspection of Register: The Agent shall, at all reasonable times during office hours, subject to any applicable laws or regulations, make the Register available to the Issuer and the Holders and any person authorised by the Issuer, in each case for inspection and for taking copies. The Agent shall deliver to the Issuer or any person authorised by the Issuer on request, any list of Holders, their addresses and holdings, as may be requested.

4.6	Calculation Agency:

(a)

In respect of an NZ Issue, unless otherwise specified in the Issue Documentation for such issue, the Agent shall be appointed and shall act as the calculation agent (in such capacity, “Calculation Agent”) to calculate any Amounts Payable to be determined pursuant to the relevant Issue Documentation, and the provisions of this clause 4.6 shall apply to each such appointment. Such appointment shall not be exclusive (and, without limitation, the Issuer may appoint any other person as calculation agent to calculate any Reference Rate in respect of the Notes).

5

(b)

The Calculation Agent shall determine any Amounts Payable required by the Issue Documentation at the times and in the manner contemplated therein and shall notify the Issuer of such Amounts Payable as soon as reasonably practicable following each such determination. The relevant terms of the Issue Documentation shall apply to any such determination, as if set out in this Agreement.

(c)	The Calculation Agent’s determination of any Amounts Payable in accordance with the terms of this Agreement shall be final and binding in the absence of manifest error.

5.	PAYMENT OF AMOUNTS PAYABLE

5.1

Payments by Agent: The Agent shall pay, or cause to be paid (subject to the provisions of clause 6.1), all amounts credited to the Austraclear Account in respect of Amounts Payable on the relevant Payment Date in New Zealand (provided that payment is received pursuant to clause 5.4 prior to 12.00 noon (New Zealand time) on that Payment Date, and otherwise as soon as practicable after receipt of such payment) and otherwise as contemplated by the Issue Documentation and the written instructions of the Holders appearing in the Register.

5.2

Notice of Amounts Payable: Not less than five days before an Interest Payment Date or the Maturity Date of any Notes, the Agent shall give the Issuer written notice of the Amounts Payable on that Interest Payment Date or Maturity Date.

5.3	Austraclear Account: The Agent shall maintain the Austraclear Account. The Agent shall pay the Amounts Payable only as contemplated by the Issue Documentation and this agreement.

5.4

Payment by the Issuer: On any Payment Date, the Issuer shall arrange for payment to be made, or make payment of, the Amounts Payable to the Austraclear Account. The Agent acknowledges that, in accordance with the terms of the Issue Documentation (and notwithstanding anything else in this agreement):

(a)

payment by or on behalf of the Issuer of the Amounts Payable discharges the obligation of the Issuer to the Holders in respect of the relevant amounts from the time of crediting of such Amounts Payable to the Austraclear Account;

(b)

in paying the amounts credited to the Austraclear Account in respect of the Amounts Payable to the Holders, the Agent is acting as trustee for the Holders and not as agent for the Issuer, and so may be required by law to deduct resident withholding tax in accordance with clause 6.1; and

(c)

amounts credited to the Austraclear Account in respect of the Amounts Payable shall not constitute the property of the Agent for any purpose other than the payment to the Holders as herein contemplated, shall at all times be held on trust for that purpose, and, in the event of frustration of that purpose for any reason, shall be returned immediately and in full to the Issuer.

5.5

If the Agent is unable to pay any Amount Payable on a Payment Date as a result of the Issuer failing to deposit all or any part of the Amount Payable for that Payment Date into the Austraclear Account in accordance with clause 5.4 (‘Missed Payment’), then the Agent may charge the Issuer an administrative fee, up to a maximum amount of NZD2,500, to cover the costs it incurs in facilitating the payment of unpaid Amounts Payable after the applicable Payment Date, except to the extent that the Missed Payment was caused or contributed to by the Agents fraud, wilful misconduct or negligence.

6

5.6

Agent’s duties in respect of payments: The trust referred to in clause 5.4(b) shall be limited to payment of the amounts credited to the Austraclear Account in respect of the Amounts Payable in accordance with the Issue Documentation and shall be discharged and performed immediately upon credit or dispatch of payment in accordance therewith, whether or not the payment is actually received by the relevant Holder.

5.7	No Set-off, etc: The Agent shall not exercise any lien, or right of set-off over those moneys, or combine or consolidate those moneys with any other money or account.

6.	WITHHOLDING TAX

6.1

Deduction of Tax: Where any deduction or withholding is required by law to be made for, or on account of, any tax in respect of any payment of the Amounts Payable, the Agent shall, where applicable, in accordance with clauses 6.2 and 6.3, and by virtue of acting as trustee for the Holders and not as agent for the Issuer pursuant to clause 5.4(b), make that deduction or withholding from the payment and shall, within the time required by law, pay the amount so deducted or withheld to the relevant taxing authority.

6.2	Certificate of Exemption:

(a)

Each Holder which holds an RWT Exemption Certificate must provide either the original or a certified copy of that certificate to the Agent, and the Agent shall hold such original or certified copy in order to perform its obligations pursuant to and as contemplated by clause 6.1.

(b)

The Agent may, when making any payment to a Holder which has provided it with a certificate under clause 6.2(a), assume that such Holder still holds a valid RWT Exemption Certificate, provided the Agent has not received notice to the contrary through the Issuer, the Holder, publication in the New Zealand Gazette or otherwise.

6.3

Statement: The Agent shall send to a Holder at the same time as it makes payment of any Amounts Payable to that Holder, a statement advising the gross amount paid and the amount of any deduction or withholding made from that amount for, or on account of, New Zealand resident or non-resident withholding tax. In the case of a deduction of New Zealand resident withholding tax, the statement shall be prepared so as to constitute a RWT withholding tax certificate in terms of the Income Tax Act 2007 and the Tax Administration Act 1994 and shall include (without limitation) the information set out in section 25(6) of the Tax Administration Act 1994.

6.4

No waiver: Nothing in this agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Issuer under Article VI of the Issuer’s Articles of Agreement or under any applicable law.

7.	FEES FOR SERVICES

Fee: As remuneration for the services provided by the Agent under this agreement, the Issuer shall pay to the Agent, when the same become due and payable, any fees that may have been separately agreed between them in a Fee Letter, provided that if the Issuer has notified the Agent that a specified third party has agreed to pay those fees, the Agent shall instead invoice that third party directly.

7

8.	WARRANTIES

Warranties: Each of the Issuer and the Agent warrants that this agreement has been duly authorized by it and that it has obtained all approvals and constitutes its valid and binding obligations, enforceable against it (subject to laws affecting creditors’ rights generally and to equitable principles of general application), and that it has obtained all approvals and consents required by law for this agreement at the commencement Date.

9.	DISCLOSURE

9.1

Disclosure to Holders: In addition to such other information as may be required pursuant to the terms and conditions of the applicable Notes, the Agent must disclose to a Holder, as soon as practicable following any request by that Holder, such particulars on the Register relating to the Notes registered in the name of that Holder as the Holder has requested.

9.2	Information Not to be Disclosed: Subject to clauses 9.1 and 9.5, the Agent shall not disclose any information arising from the agency created by this agreement and held by the Agent unless:

(a)	the information has become public knowledge or part of the public domain in a lawful manner, or

(b)	the Agent is required to disclose such information by law.

9.3

Documents to be Supplied: The Issuer shall supply to the Agent promptly after execution of this agreement a copy of the Issue Documentation, and any other information relevant to the Agent’s duties in respect of the Notes.

9.4

Other Information: For the purpose of assisting the Agent in the performance of its duties under this agreement, the Issuer shall from time to time supply to the Agent, as and when required by the Agent, all necessary particulars in connection with the Notes.

9.5

Statements: From time to time upon request by the Issuer to do so, the Agent shall supply to the Issuer statements as to the amount of Notes registered on its behalf, together with such other particulars as the Issuer requires. If at any time the Issuer requires such statements or other particulars at an interval or intervals of less than 30 days, the Agent may charge the Issuer a fee to cover the reasonable costs of providing such information.

10.	CHANGES IN AGENT

10.1	Removal of Agent: The Issuer may terminate the appointment of the Agent by giving at least 90 days written notice to that effect.

10.2	Resignation by Agent: The Agent may resign its appointment under this agreement as Agent at any time by giving the Issuer at least 90 days written notice to that effect However:

(a)	no such notice of resignation may expire within 10 days of the Maturity Date or any Payment Date of any Note; and

(b)	so long as any Note is outstanding, no resignation of the Agent may take effect unless and until a new Agent is appointed.

10.3

Notice of Change: A notice of any termination, resignation or appointment of the Agent under clauses 10.1 or 10.2 shall be given by the Issuer to the Holders in accordance with the Issue Documentation.

8

10.4	Payment of Money and Fees: Upon its resignation or removal as registrar becoming effective, the Agent:

(a)	shall immediately transfer all moneys held by it under this agreement and all payment records maintained by it in respect of the Notes to the new Agent;

(b)	shall deliver to the Issuer or, if so instructed by the Issuer, to the new Agent all records, books, accounts and other documents maintained by it in respect of the Notes;

(c)

shall generally do all such things (and provide all such co-operation and assistance) as may reasonably be required to ensure a smooth handover to the new Agent and to place the new Agent in full control of the services specified to be the responsibility of the Agent in this agreement;

(d)	shall, to the extent possible, procure that all outstanding transactions and/or instructions effected by and/or given to it pursuant to its appointment under this agreement are completed; and

(e)	shall be paid by the Issuer its fee for services previously rendered under this agreement.

10.5

Vesting of Rights in Successor Agent: Upon the execution by the Issuer and any new Agent of any instrument effecting the appointment of the new Agent, the new Agent shall, without further act, deed or conveyance, become vested with all the rights, immunities, duties and obligations of its predecessor with the same effect as if originally named as the Agent.

10.6

Change of Specified Office: If the Agent determines to change its specified office (being the office specified in clause 12.1(a)), after having, in any such case other than a change of Specified Office within the same city, obtained the prior written approval of the Issuer thereto, it shall give the Issuer written notice of the address of the new specified office and the date on which the change is to take effect, which must not be less than 45 days after the date of the notice.

11.	LIABILITY

11.1

Debt Due: Without Prejudice to clause 5.4(a), the Issuer acknowledge that all moneys payable to a Holder in respect of Notes shall constitute a debt due that Holder by the Issuer. Where the Agents fails to pay the Amounts payable or any part thereof in respect of any Notes as a consequence of the failure by the Issuer to make a corresponding payment in accordance with clause 5.4, the Agent shall be under no liability to the Issuer or any Holder in respect of the failure.

11.2

Consequential Damages etc.: The Agent excludes liability for any kind of consequential, special or indirect loss or damage and for any loss of opportunity and loss of profit, which may arise in connection with this agreement (including as a result of the Agent’s negligence).

12.	NOTICES

12.1

Notices: All notices and other communications given pursuant to this agreement shall be in writing and shall be delivered by hand or sent by facsimile or post (charges pre-paid) to the other party at the office address or facsimile number (as appropriate) of that other party shown below or as advised from time to time by notice:

9

(a)	Agent: The address of the Agent is:

Computershare Investor Services Limited

Level 2 159 Hurstmere Road, Takapuna, North Shore City 0622

Private Bag 92119, Victoria Street West

Auckland 1142

New Zealand

Facsimile No:            + 64 9 488 8788

Attention:              Account Manager

(b)	Issuer: The address of the Issuer is:

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, DC 20433

USA

Facsimile No:            +1 (202) 974 4376

Attention:              Treasury Department

12.2	Notices Received: A notice shall be deemed to have been received by the party to whom the notice is addressed

(a)	if delivered by hand, upon delivery;

(b)	if sent by overnight courier, five Business Days after, but not including, the day of posting; or

(c)

if sent by facsimile, on completion of transmission to the relevant facsimile number provided that if such transmission is made or completed at a time outside the ordinary business hours of the addressee, at the opening of business on the next Business Day.

13.	WAIVER

No Implied Waivers: Time is of the essence for this agreement but no failure on the part of the Issuer, or the Agent to exercise, and no delay on its part in exercising, any right, power or remedy under this agreement will operate as a waiver thereof, nor will any single or partial exercise of any rights, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

14.	AMENDMENTS

This agreement may be amended only by agreement in writing between the parties provided that no amendment may be made which would affect any Note which has been issued or is the subject of an agreement to be issued, or the rights of the Holder of that Note (unless made with the consent in writing of that Holder) or otherwise permitted by the terms and conditions of the Notes.

10

15.	PRIVITY

15.1	This agreement is not enforceable by any Holder or any other person who is not party to this agreement, whether under the Contracts (Privity) Act 1982 or otherwise.

16.	COUNTERPARTS

This agreement may be signed in two counterparts both of which when taken together shall constitute one and the same instrument.

17.	GOVERNING LAW

This agreement shall be governed by and construed in accordance with New Zealand law and the parties submit to the non-exclusive jurisdiction of the New Zealand courts. No provision of this deed, nor the submission to jurisdiction by the Issuer, in any way constitutes or implies a waiver, termination or modification by the Issuer of any privilege, immunity or exemption of the Issuer granted in the Articles of Agreement establishing the Issuer, international conventions, or applicable law.

EXECUTION

INTERNATIONAL FINANCE CORPORATION

by:

Signature of authorised signatory

Nina B. Shapiro
Name of authorised signatory

COMPUTERSHARE INVESTOR SERVICES LIMITED

by:

Signature of authorised signatory

Tim Bond
Name of authorised signatory

and witnessed by:

Signature of witness

FINANCIAL CONTROLLER
Occupation

Auckland
City/town of residence

11

Exhibit G

SINGAPORE SECURITIES AND FUTURES ACT PRODUCT CLASSIFICATION: Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

FINAL TERMS dated 9 September 2020

International Finance Corporation

Issue of NZD400,000,000 0.375 per cent. fixed rate medium-term notes due 10 September 2025 (the “Notes”)

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 3 June 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W. Washington D.C. 20433 U.S.A. and is available for viewing at the website of the Corporation (http://www.ifc.org/investors) and copies may be obtained from website of the Luxembourg Stock Exchange (www.bourse.lu) and from the Registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Private Bag 92119, Auckland, New Zealand 1142.

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation

2.	(i) Series Number:	2243

	(ii) Tranche Number:	01

3.	Specified Currency or Currencies:	New Zealand Dollar (“NZD”)

4.	Aggregate Nominal Amount:

	(i) Series:	NZD400,000,000

	(ii) Tranche:	NZD400,000,000

5.	Issue Price:	99.5606259 per cent. of the Aggregate Nominal Amount.

6.	(i)Specified Denominations:

Outside New Zealand: NZD5,000 and integral multiples of NZD1,000 thereof (subject to the selling restrictions below)

Within New Zealand: NZD5,000 and integral multiples of NZD1,000 thereof (subject to the selling restrictions below)

7.	(i)Issue Date:	10 September 2020

	(ii) Interest Commencement Date:	Issue Date

8.	Maturity Date:	10 September 2025

9.	Interest Basis:	0.375 per cent. Fixed Rate

(further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not applicable

12.	Put/Call Options:	Not applicable

13.	Status of the Notes:	Senior

14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable

	(i) Rate of Interest:	0.375 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Dates:	10 March and 10 September in each year commencing on 10 March 2021 and ending on the Maturity Date. Interest Periods and Interest Accrual Periods shall not be adjusted on account of adjustments to Interest Payment Dates; however, for payment purposes only, the Following Business Day Convention will apply, with the Relevant Financial Centres being Wellington and Auckland

	(iii) Fixed Coupon Amounts:	The Interest Amount payable for any Interest Period shall be equal to the product of the Nominal Amount, the Rate of Interest and the applicable Day Count Fraction

	(iv) Broken Amount(s):	Not applicable

(v) Day Count Fraction:

New Zealand Government Bond Basis (being one divided by the number of Interest Payment Dates each 12 month period).

For amounts paid and/or calculated in respect of dates other than Interest Payment Dates, Actual / Actual, unadjusted.

	(vi) Determination Dates:	Not applicable

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable

16.	Floating Rate Note Provisions:	Not applicable

17.	Zero Coupon Note Provisions:	Not applicable

18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not applicable

19.	Dual Currency Note Provisions:	Not applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not applicable

	Call Option II (Automatic):	Not applicable

21.	Put Option:	Not applicable

22.	Final Redemption Amount of each Note:	Par

23.	Early Redemption Amount:

	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes:

Registered book-entry only Notes pursuant to a Deed Poll dated 30 July 2009

25.	New Global Note (NGN):	No

26.	Financial Centre(s) or other special provisions relating to payment dates:	Auckland and Wellington

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Notes: amount of each payment	Not applicable

comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:

29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not applicable

30.	Redenomination, renominalization and reconventioning provisions:	Not applicable

31.	Consolidation provisions:	Not applicable

32.	Additional terms:	Applicable per Deed Poll dated 30 July 2009

	(i) Governing law:	New Zealand

	(ii) Record Date:	10 calendar days before any Interest Payment Date or other relevant payment date for the Notes.

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not applicable

	(ii) Date of Terms Agreement:	9 September 2020

	(iii) Stabilizing Manager(s) (if any):	Not applicable

34.	If non-syndicated, name and address of Dealer:	National Australia Bank Limited (ABN 12 004 044 937) Level 25, 255 George Street Sydney, NSW 2000 AUSTRALIA

35.	Total commission and concession:	0.14762205 per cent. of the Aggregate Nominal Amount

36.	Additional selling restrictions:	The Programme is a wholesale programme. No action has been taken to permit the Notes to be offered or sold to any retail investor, or otherwise under any regulated offer, in terms of the Financial Markets Conduct Act 2013 (“FMCA”). In particular, no product disclosure statement under the FMCA has been prepared or lodged in New Zealand in relation to the Notes.

No person may offer or sell any Notes in New Zealand, or distribute or publish in New Zealand any offering material or advertisement in relation to any offer of Notes, other than to “wholesale investors”

within the meaning of clauses 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMCA, which includes:

(a)   a person who is required to pay a minimum subscription price of at least NZ$750,000 for the Notes (disregarding any amount lent by the offeror, Issuer or any associated person of the offeror or Issuer) before the allotment of those Notes; or

(b) a person who is

(i) an “investment business”;

(ii) “large”; or

(iii) a “government agency”,

in each case as defined in Schedule 1 to the FMCA, provided (for the avoidance of doubt) that Notes may not be offered or sold to any person that is a “wholesale investor” under the FMCA solely because that person is an “eligible investor” (as defined in clause 41 of Schedule 1 to the FMCA) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMCA.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:
Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

	(i) Listing:	None

	(ii) Admission to trading:	Not applicable.

2.	RATINGS

	Ratings:	The Notes to be issued have been rated:
S & P: AAA
Moody’s: Aaa

3.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4.	OPERATIONAL INFORMATION

	Intended to be held in a manner which would allow Eurosystem eligibility:	No

	ISIN Code:	NZIFCDT012C3

	Common Code:	222719780

	Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	NZClear system operated by the Reserve Bank of New Zealand (“NZClear”) for holding securities and the electronic recording and settling of transactions in those securities between members of that system.

Subject to the rules of the relevant clearing and settlement system, investors may elect to hold interests in the Notes (i) directly through NZClear, (ii) indirectly through Euroclear or Clearstream, Luxembourg if they are participants in such systems, or (iii) indirectly through organisations which are participants in any of such systems. Participants in any of such systems should contact the relevant clearing system(s) if they have any questions in relation to clearing, settlement and cross-market transfers and/or trading.

	Delivery:	Delivery free of payment

	Names and addresses of additional Paying Agent(s) (if any):	Computershare Investor Services Limited Level 2, 159 Hurstmere Road Takapuna Auckland
New Zealand

5.	GENERAL

	Applicable TEFRA exemption:	Not applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

Any tax disclosure in the Prospectus or these Final Terms is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Foreign Currency

Because the Notes are denominated in NZD, a U.S. Holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in “—Treatment of Qualified Stated Interest”, in “—Purchase, Sale and Retirement of the Notes”, and in “—Exchange of Amounts in Foreign Currency” under the “Tax Matters—United States Federal Income Taxation” section.

Sale, Redemption or Retirement of Notes

Upon a sale, redemption or retirement of the Notes, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the U.S. dollar value of the amount realized on the sale or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as the receipt of interest) and (ii) the U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in the Notes generally will equal the U.S. dollar value of the cost of the Notes to the U.S. Holder. Such gain or loss will be capital gain or loss except to the extent attributable to changes in exchange rates. Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Reportable Transaction

Treasury Regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, because the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed under the “Tax Matters” section of the Prospectus) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is U.S.$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S. $125,000 and U.S. $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its interest income and its net gains (including foreign currency gain) upon the disposition or maturity of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Exhibit H

TERMS AGREEMENT NO. 2243 UNDER

THE STANDARD PROVISIONS

9 September 2020

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agrees to purchase from you (the “Corporation”) the Corporation’s NZD400,000,000 0.375 per cent. fixed rate medium-term notes due 10 September 2025 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 10.30 a.m. Wellington, New Zealand time on 10 September 2020 (the “Settlement Date”). The aggregate purchase price of NZD397,652,015.40 is payable in New Zealand dollars and adjusted as set forth below on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4	The Corporation:

4.1

confirms to the undersigned that it has determined, for the purposes of its obligations under sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products); and

4.2

undertakes to the undersigned that it will, if there is a change in the classification of the Notes, notify in writing the undersigned of the new classification of those Notes as soon as reasonably practicable and in any event no later than 21 days commencing on the date on which such change in classification occurred (or such time as may be prescribed by the Monetary Authority of Singapore).

5

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions and dated as of the Settlement Date.

1

6

The Corporation agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.5606259 per cent. less a management and underwriting fee and selling concession of 0.14762205 per cent. of the aggregate nominal amount) which shall be due to the Corporation on the Settlement Date.

7

The aggregate purchase price of NZD397,652,015.40 will be paid by the Dealer in same-day funds to the Corporation’s designated NZD account on the Settlement Date as set forth in a Signing & Closing Memorandum agreed between the Corporation and the undersigned.

8

The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

11	For purposes hereof, the notice details of the undersigned are set out in Schedule 1 attached hereto.

12	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

13	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

2

EXECUTION

SIGNED by

as attorney for NATIONAL AUSTRALIA

BANK LIMITED (ABN 12 004 044 937) in

the presence of:

Signature of witness	Signature of attorney

DAVID JENKINS
Name of witness

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL FINANCE CORPORATION

By:

Name:

Title:

3

EXECUTION

SIGNED by

as attorneys for NATIONAL AUSTRALIA

BANK LIMITED (ABN 12 004 044 937)

By:

Name:

Title:

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL FINANCE CORPORATION

By:

Name:	TOM CEUSTERS

Title:	DIRECTOR

3

SCHEDULE 1

Notice Details of the Dealer:

National Australia Bank Limited

(ABN 12 004 044 937)

Level 25, 255 George Street

Sydney, NSW 2000

Australia

Attn:	Head of Debt Syndicate
Telephone:	+61 (0) 2 9237 1550
Facsimile:	NAB.Syndicate@nab.com.au

4

SINGAPORE SECURITIES AND FUTURES ACT PRODUCT CLASSIFICATION: Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

FINAL TERMS dated 9 September 2020

International Finance Corporation

Issue of NZD400,000,000 0.375 per cent. fixed rate medium-term notes due 10 September 2025 (the “Notes”) under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 3 June 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W. Washington D.C. 20433 U.S.A. and is available for viewing at the website of the Corporation (http://www.ifc.org/investors) and copies may be obtained from website of the Luxembourg Stock Exchange (www.bourse.lu) and from the Registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Private Bag 92119, Auckland, New Zealand 1142.

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation

2.	(i) Series Number:	2243

	(ii) Tranche Number:	01

3.	Specified Currency or Currencies:	New Zealand Dollar (“NZD”)

4.	Aggregate Nominal Amount:

	(i) Series:	NZD400,000,000

	(ii) Tranche:	NZD400,000,000

5.	Issue Price:	99.5606259 per cent. of the Aggregate Nominal Amount.

6.	(i) Specified Denominations:	Outside New Zealand: NZD5,000 and integral multiples of NZD1,000 thereof (subject to the selling restrictions below)
Within New Zealand: NZD5,000 and integral
multiples of NZD1,000 thereof (subject to the selling restrictions below)

7.	(i) Issue Date:	10 September 2020

	(ii) Interest Commencement Date:	Issue Date

8.	Maturity Date:	10 September 2025

9.	Interest Basis:	0.375 per cent. Fixed Rate
(further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or	Not applicable
Redemption/Payment Basis:

12.	Put/Call Options:	Not applicable

13.	Status of the Notes:	Senior

14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable

	(i) Rate of Interest:	0.375 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Dates:	10 March and 10 September in each year commencing on 10 March 2021 and ending on the Maturity Date. Interest Periods and Interest Accrual Periods shall not be adjusted on account of adjustments to Interest Payment Dates; however, for payment purposes only, the Following Business Day Convention will apply, with the Relevant Financial Centres being Wellington and Auckland

	(iii) Fixed Coupon Amounts:	The Interest Amount payable for any Interest Period shall be equal to the product of the Nominal Amount, the Rate of Interest and the applicable Day Count Fraction

	(iv) Broken Amount(s):	Not applicable

	(v) Day Count Fraction:	New Zealand Government Bond Basis (being one divided by the number of Interest Payment Dates each 12 month period).

For amounts paid and/or calculated in respect of dates other than Interest Payment Dates, Actual / Actual, unadjusted.

	(vi) Determination Dates:	Not applicable

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable

16.	Floating Rate Note Provisions:	Not applicable

17.	Zero Coupon Note Provisions:	Not applicable

18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not applicable

19.	Dual Currency Note Provisions:	Not applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not applicable

	Call Option II (Automatic):	Not applicable

21.	Put Option:	Not applicable

22.	Final Redemption Amount of each	Par

Note:

23.	Early Redemption Amount:

	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes:

Registered book-entry only Notes pursuant to a Deed Poll dated 30 July 2009

25.	New Global Note (NGN):	No

26.	Financial Centre(s) or other special provisions relating to payment dates:	Auckland and Wellington

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:	Not applicable

29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not applicable

30.	Redenomination, renominalization and reconventioning provisions:	Not applicable

31.	Consolidation provisions:	Not applicable

32.	Additional terms:	Applicable per Deed Poll dated 30 July 2009

	(i) Governing law:	New Zealand

	(ii) Record Date:	10 calendar days before any Interest Payment Date or other relevant payment date for the Notes.

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not applicable

	(ii) Date of Terms Agreement:	9 September 2020

	(iii) Stabilizing Manager(s) (if any):	Not applicable

34.	If non-syndicated, name and	National Australia Bank Limited
	address of Dealer:	(ABN 12 004 044 937)
Level 25, 255 George Street
Sydney, NSW 2000
AUSTRALIA

35.	Total commission and concession:	0.14762205 per cent. of the Aggregate Nominal Amount

36.	Additional selling restrictions:	The Programme is a wholesale programme. No action has been taken to permit the Notes to be offered or sold to any retail investor, or otherwise under any regulated offer, in terms of the Financial Markets Conduct Act 2013 (“FMCA”). In particular, no product disclosure statement under the FMCA has been prepared or lodged in New Zealand in relation to the Notes.

No person may offer or sell any Notes in New Zealand, or distribute or publish in New Zealand any offering material or advertisement in relation to any offer of Notes, other than to “wholesale investors” within the meaning of clauses 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMCA, which includes:

(a)   a person who is required to pay a minimum subscription price of at least NZ$750,000 for the Notes (disregarding any amount lent by the offeror, Issuer or any associated person of the offeror or Issuer) before the allotment of those Notes; or

(b) a person who is

(i) an “investment business”;

(ii) “large”; or

(iii) a “government agency”,

in each case as defined in Schedule 1 to the FMCA, provided (for the avoidance of doubt) that Notes may not be offered or sold to any person that is a “wholesale investor” under the FMCA solely because that person is an “eligible investor” (as defined in clause 41 of Schedule 1 to the FMCA) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMCA.

RESPONSIBILTY

The Corporation accepts responsibility for the information contained in this Final Terms. Signed on behalf of the Corporation:

By:
Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

(i)	Listing:	None

(ii)	Admission to trading:	Not applicable.

2.	RATINGS

Ratings:	The Notes to be issued have been rated:

S & P: AAA
Moody’s: Aaa

3.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4.	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	NZIFCDT012C3

Common Code:	222719780

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	NZClear system operated by the Reserve Bank of New Zealand (“NZClear”) for holding securities and the electronic recording and settling of transactions in those securities between members of that system.
Subject to the rules of the relevant clearing and settlement system, investors may elect to hold interests in the Notes (i) directly through NZClear, (ii) indirectly through Euroclear or Clearstream, Luxembourg if they are participants in such systems, or (iii) indirectly through organisations which are participants in any of such systems. Participants in any of such systems should contact the relevant clearing system(s) if they have any questions in relation to clearing, settlement and cross-market transfers and/or trading.

Delivery:	Delivery free of payment

Names and addresses of additional Paying Agent(s) (if any):	Computershare Investor Services Limited Level 2, 159 Hurstmere Road Takapuna Auckland New Zealand

5.	GENERAL

Applicable TEFRA exemption:	Not applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

Any tax disclosure in the Prospectus or these Final Terms is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Foreign Currency

Because the Notes are denominated in NZD, a U.S. Holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in “—Treatment of Qualified Stated Interest”, in “—Purchase, Sale and Retirement of the Notes”, and in “—Exchange of Amounts in Foreign Currency” under the “Tax Matters—United States Federal Income Taxation” section.

Sale, Redemption or Retirement of Notes

Upon a sale, redemption or retirement of the Notes, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the U.S. dollar value of the amount realized on the sale or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as the receipt of interest) and (ii) the U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in the Notes generally will equal the U.S. dollar value of the cost of the Notes to the U.S. Holder. Such gain or loss will be capital gain or loss except to the extent attributable to changes in exchange rates. Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Reportable Transaction

Treasury Regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, because the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed under the “Tax Matters” section of the Prospectus) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is U.S.$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S. $125,000 and U.S. $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its interest income and its net gains (including foreign currency gain) upon the disposition or maturity of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Exhibit I

One-Time Appointment Agreement

The Toronto-Dominion Bank

1 Temasek Avenue

#15-02 Millenia Tower

Singapore 039192

9 September 2020

Re:	Issue of NZD400,000,000 0.375 per cent. fixed rate medium-term notes due 10 September 2025 (the “Notes”)

Ladies and Gentlemen:

We hereby confirm that, in consideration for your agreeing to solicit offers to purchase the above issue of Notes under the Global Medium-Term Note Program (the “Program”) of International Finance Corporation (the “Corporation”), for the purposes of this issue only, we will treat you in all respects as a Dealer (subject as provided herein) under the Program. The terms of the Notes will be set forth in a Final Terms (the “Final Terms”) attached hereto. A copy of the Program’s Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), has been delivered to you and is incorporated herein by reference. You will enjoy all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received copies of the following documents:

•	a copy of the Global Agency Agreement, duly executed by the parties thereto;

•	a copy of the Deed Poll dated 30 July 2009; and

•	the Prospectus, in such numbers of copies as you have reasonably required.

You recognize that, in connection with the above obligations, you are acting as the Corporation’s agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination and which survive such termination as provided in the Standard Provisions.

The Corporation hereby represents and warrants to you that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The obligations under this agreement are conditional upon the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The above obligations are further subject to the receipt of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions and dated as of the Settlement Date.

1 -

The Corporation:

a)

confirms to the undersigned that it has determined, for the purposes of its obligations under sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products); and

b)

undertakes to the undersigned that it will, if there is a change in the classification of the Notes, notify in writing the undersigned of the new classification of those Notes as soon as reasonably practicable and in any event no later than 21 days commencing on the date on which such change in classification occurred (or such time as may be prescribed by the Monetary Authority of Singapore).

When used herein and in the Standard Provisions, the term “Notes” refers to the Notes as defined herein. All other capitalized terms used but not defined herein shall have the same meanings given to them in the Prospectus, the relevant Final Terms or the Standard Provisions, as applicable.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

This Appointment Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Please confirm your acceptance of the foregoing by signing this letter (and completing your notice details in the space provided below) and returning it to us.

2 -

Yours faithfully,

INTERNATIONAL FINANCE CORPORATION

By:
Name: TOM CEUSTERS
Title: DIRECTOR

Confirmed on behalf of The Toronto-Dominion Bank

By:
Name:
Title:

3 -

Yours faithfully,

INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

Confirmed on behalf of The Toronto-Dominion Bank

By:
Name: Beverley Tyrrell
Title: Authorised Signatory

3 -

For purposes hereof, our notice details are as follows:

The Toronto-Dominion Bank

1 Temasek Avenue

#15-02 Millenia Tower

Singapore 039192

Attention: Managing Director – Head of Asia Syndicate

Telephone: +65 6500 8029

Email: SingaporeSyndicate@tdsecurities.com / tmg@tdsecurities.com

4 -

Annex

Final Terms

A-1

SINGAPORE SECURITIES AND FUTURES ACT PRODUCT CLASSIFICATION: Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

FINAL TERMS dated 9 September 2020

International Finance Corporation

Issue of NZD400,000,000 0.375 per cent. fixed rate medium-term notes due 10 September 2025 (the “Notes”)

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 3 June 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W. Washington D.C. 20433 U.S.A. and is available for viewing at the website of the Corporation (http://www.ifc.org/investors) and copies may be obtained from website of the Luxembourg Stock Exchange (www.bourse.lu) and from the Registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Private Bag 92119, Auckland, New Zealand 1142.

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation

2.	(i) Series Number:	2243

	(ii) Tranche Number:	01

3.	Specified Currency or Currencies:	New Zealand Dollar (“NZD”)

4.	Aggregate Nominal Amount:

	(i) Series:	NZD400,000,000

	(ii) Tranche:	NZD400,000,000

5.	Issue Price:	99.5606259 per cent. of the Aggregate Nominal Amount.

6.	(i) Specified Denominations:	Outside New Zealand: NZD5,000 and integral multiples of NZD1,000 thereof (subject to the selling restrictions below)
Within New Zealand: NZD5,000 and integral multiples of NZD1,000 thereof (subject to the selling restrictions below)

7.	(i) Issue Date:	10 September 2020

	(ii) Interest Commencement Date:	Issue Date

8.	Maturity Date:	10 September 2025

9.	Interest Basis:	0.375 per cent. Fixed Rate
(further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or	Not applicable
Redemption/Payment Basis:

12.	Put/Call Options:	Not applicable

13.	Status of the Notes:	Senior

14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable

	(i) Rate of Interest:	0.375 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Dates:	10 March and 10 September in each year commencing on 10 March 2021 and ending on the Maturity Date. Interest Periods and Interest Accrual Periods shall not be adjusted on account of adjustments to Interest Payment Dates; however, for payment purposes only, the Following Business Day Convention will apply, with the Relevant Financial Centres being Wellington and Auckland

	(iii) Fixed Coupon Amounts:	The Interest Amount payable for any Interest Period shall be equal to the product of the Nominal Amount, the Rate of Interest and the applicable Day Count Fraction

	(iv) Broken Amount(s):	Not applicable

	(v) Day Count Fraction:	New Zealand Government Bond Basis (being one divided by the number of Interest Payment Dates each 12 month period).

For amounts paid and/or calculated in respect of dates other than Interest Payment Dates, Actual / Actual, unadjusted.

	(vi) Determination Dates:	Not applicable

	(vii) Other terms relating to the	Not applicable
method of calculating interest
for Fixed Rate Notes:

16.	Floating Rate Note Provisions:	Not applicable

17.	Zero Coupon Note Provisions:	Not applicable

18.	Index Linked Interest Note/other	Not applicable
variable-linked interest Note
Provisions:

19.	Dual Currency Note Provisions:	Not applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not applicable

	Call Option II (Automatic):	Not applicable

21.	Put Option:	Not applicable

22.	Final Redemption Amount of each Note:	Par

23.	Early Redemption Amount:

	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes:

Registered book-entry only Notes pursuant to a Deed
Poll dated 30 July 2009

25.	New Global Note (NGN):	No

26.	Financial Centre(s) or other special	Auckland and Wellington
provisions relating to payment dates:

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Notes: amount of each payment	Not applicable

comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:

29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not applicable

30.	Redenomination, renominalization and reconventioning provisions:	Not applicable

31.	Consolidation provisions:	Not applicable

32.	Additional terms:	Applicable per Deed Poll dated 30 July 2009

	(i) Governing law:	New Zealand

	(ii) Record Date:	10 calendar days before any Interest Payment Date or
other relevant payment date for the Notes.

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not applicable

	(ii) Date of Terms Agreement:	9 September 2020

	(iii) Stabilizing Manager(s) (if any):	Not applicable

34.	If non-syndicated, name and address of Dealer:	National Australia Bank Limited (ABN 12 004 044 937) Level 25, 255 George Street Sydney, NSW 2000 AUSTRALIA

35.	Total commission and concession:	0.14762205 per cent. of the Aggregate Nominal Amount

36.	Additional selling restrictions:

The Programme is a wholesale programme. No action has been taken to permit the Notes to be offered or sold to any retail investor, or otherwise under any regulated offer, in terms of the Financial Markets Conduct Act 2013 (“FMCA”). In particular, no product disclosure statement under the FMCA has been prepared or lodged in New Zealand in relation to the Notes.

No person may offer or sell any Notes in New Zealand, or distribute or publish in New Zealand any offering material or advertisement in relation to any offer of Notes, other than to “wholesale investors”

within the meaning of clauses 3(2)(a), (c) or (d) or
3(3)(b) of Schedule 1 to the FMCA, which includes:

(a)	a person who is required to pay a minimum
subscription price of at least NZ$750,000 for the
Notes (disregarding any amount lent by the
offeror, Issuer or any associated person of the
offeror or Issuer) before the allotment of those
Notes; or

(b)	a person who is

(i) an “investment business”;

(ii) “large”; or

(iii) a “government agency”,

in each case as defined in Schedule 1 to the
FMCA, provided (for the avoidance of doubt)
that Notes may not be offered or sold to any
person that is a “wholesale investor” under the
FMCA solely because that person is an “eligible
investor” (as defined in clause 41 of Schedule 1
to the FMCA) or that person meets the
investment activity criteria specified in clause
38 of Schedule 1 of the FMCA.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:
Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

(i)	Listing:	None

(ii)	Admission to trading:	Not applicable.

2.	RATINGS

Ratings:	The Notes to be issued have been rated:

S & P: AAA
Moody’s: Aaa

3.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4.	OPERATIONAL INFORMATION

Intended to be held in a manner which	No
would allow Eurosystem eligibility:

ISIN Code:	NZIFCDT012C3

Common Code:	222719780

Any clearing system(s) other than	NZClear system operated by the Reserve Bank of New
Euroclear Bank S.A./N.V., Clearstream	Zealand (“NZClear”) for holding securities and the
Banking, société anonyme and The	electronic recording and settling of transactions in
Depository Trust Company and the	those securities between members of that system.
relevant identification number(s):
Subject to the rules of the relevant clearing and
settlement system, investors may elect to hold interests
in the Notes (i) directly through NZClear, (ii) indirectly
through Euroclear or Clearstream, Luxembourg if they
are participants in such systems, or (iii) indirectly
through organisations which are participants in any of
such systems. Participants in any of such systems
should contact the relevant clearing system(s) if they
have any questions in relation to clearing, settlement
and cross-market transfers and/or trading.

Delivery:	Delivery free of payment

Names and addresses of additional	Computershare Investor Services Limited
Paying Agent(s) (if any):	Level 2, 159 Hurstmere Road
Takapuna
Auckland
New Zealand

5.	GENERAL

Applicable TEFRA exemption:	Not applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

Any tax disclosure in the Prospectus or these Final Terms is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Foreign Currency

Because the Notes are denominated in NZD, a U.S. Holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in “—Treatment of Qualified Stated Interest”, in “—Purchase, Sale and Retirement of the Notes”, and in “—Exchange of Amounts in Foreign Currency” under the “Tax Matters—United States Federal Income Taxation” section.

Sale, Redemption or Retirement of Notes

Upon a sale, redemption or retirement of the Notes, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the U.S. dollar value of the amount realized on the sale or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as the receipt of interest) and (ii) the U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in the Notes generally will equal the U.S. dollar value of the cost of the Notes to the U.S. Holder. Such gain or loss will be capital gain or loss except to the extent attributable to changes in exchange rates. Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Reportable Transaction

Treasury Regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, because the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed under the “Tax Matters” section of the Prospectus) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is U.S.$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S. $125,000 and U.S. $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its interest income and its net gains (including foreign currency gain) upon the disposition or maturity of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

One-Time Appointment Agreement

Bank of New Zealand

Level 6, Deloitte Centre

80 Queen Street

Auckland 1010

NEW ZEALAND

9 September 2020

Re:	Issue of NZD400,000,000 0.375 per cent. fixed rate medium-term notes due 10 September 2025 (the “Notes”)

Ladies and Gentlemen:

We hereby confirm that, in consideration for your agreeing to solicit offers to purchase the above issue of Notes under the Global Medium-Term Note Program (the “Program”) of International Finance Corporation (the “Corporation”), for the purposes of this issue only, we will treat you in all respects as a Dealer (subject as provided herein) under the Program. The terms of the Notes will be set forth in a Final Terms (the “Final Terms”) attached hereto. A copy of the Program’s Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), has been delivered to you and is incorporated herein by reference. You will enjoy all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received copies of the following documents:

•	a copy of the Global Agency Agreement, duly executed by the parties thereto;

•	a copy of the Deed Poll dated 30 July 2009; and

•	the Prospectus, in such numbers of copies as you have reasonably required.

You recognize that, in connection with the above obligations, you are acting as the Corporation’s agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination and which survive such termination as provided in the Standard Provisions.

The Corporation hereby represents and warrants to you that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The obligations under this agreement are conditional upon the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The above obligations are further subject to the receipt of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions and dated as of the Settlement Date.

The Corporation:

a) confirms to the undersigned that it has determined, for the purposes of its obligations under sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products); and

b) undertakes to the undersigned that it will, if there is a change in the classification of the Notes, notify in writing the undersigned of the new classification of those Notes as soon as reasonably practicable and in any event no later than 21 days commencing on the date on which such change in classification occurred (or such time as may be prescribed by the Monetary Authority of Singapore).

When used herein and in the Standard Provisions, the term “Notes” refers to the Notes as defined herein. All other capitalized terms used but not defined herein shall have the same meanings given to them in the Prospectus, the relevant Final Terms or the Standard Provisions, as applicable.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

This Appointment Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Please confirm your acceptance of the foregoing by signing this letter (and completing your notice details in the space provided below) and returning it to us.

Yours faithfully,

INTERNATIONAL FINANCE CORPORATION

By:
Name: TOM CEUSTERS
Title: DIRECTOR

Confirmed on behalf of:

BANK OF NEW ZEALAND by its attorneys in the

presence of

Signature of attorney	Signature of attorney

John Vanderborn	Michael Allan Faville
Name of attorney	Signature of attorney

Signature of witness

Hannah Port
Name of witness

Banker
Occupation

Auckland
City/Town of residence

CERTIFICATE OF NON-REVOCATION

OF POWER OF ATTORNEY

We, Mike Faville, Head of Capital Markets, BNZ, and John Vanderbom, Director, Capital Markets, BNZ, both of Auckland, New Zealand, certify that:

1.	by deed dated 8 May 2015, Bank of New Zealand, of Level 4, 80 Queen Street, Auckland, New Zealand, appointed us its attorneys.

2.	we have not received notice of any event revoking the power of attorney.

Signed at Auckland this 10th day of September 2020

Mike Faville

Signed at Auckland this 10th day of September 2020

John Vanderbom

For purposes hereof, our notice details are as follows:

Bank of New Zealand

Level 6, Deloitte Centre

Auckland 1010

NEW ZEALAND

Telephone No: +64 9 375 1391

Attention: Head of Debt Capital Markets

Annex

Final Terms

SINGAPORE SECURITIES AND FUTURES ACT PRODUCT CLASSIFICATION: Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

FINAL TERMS dated 9 September 2020

International Finance Corporation

Issue of NZD400,000,000 0.375 per cent. fixed rate medium-term notes due 10 September 2025 (the “Notes”)

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 3 June 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W. Washington D.C. 20433 U.S.A. and is available for viewing at the website of the Corporation (http://www.ifc.org/investors) and copies may be obtained from website of the Luxembourg Stock Exchange (www.bourse.lu) and from the Registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Private Bag 92119, Auckland, New Zealand 1142.

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation

2.	(i) Series Number:	2243

	(ii) Tranche Number:	01

3.	Specified Currency or Currencies:	New Zealand Dollar (“NZD”)

4.	Aggregate Nominal Amount:

	(i) Series:	NZD400,000,000

	(ii) Tranche:	NZD400,000,000

5.	Issue Price:	99.5606259 per cent. of the Aggregate Nominal Amount.

6.	(i) Specified Denominations:	Outside New Zealand: NZD5,000 and integral multiples of NZD1,000 thereof (subject to the selling restrictions below) Within New Zealand: NZD5,000 and integral multiples of NZD1,000 thereof (subject to the selling restrictions below)

7.	(i) Issue Date:	10 September 2020

	(ii) Interest Commencement Date:	Issue Date

8.	Maturity Date:	10 September 2025

9.	Interest Basis:	0.375 per cent. Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or	Not applicable
Redemption/Payment Basis:

12.	Put/Call Options:	Not applicable

13.	Status of the Notes:	Senior

14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable

	(i) Rate of Interest:	0.375 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Dates:	10 March and 10 September in each year commencing on 10 March 2021 and ending on the Maturity Date. Interest Periods and Interest Accrual Periods shall not be adjusted on account of adjustments to Interest Payment Dates; however, for payment purposes only, the Following Business Day Convention will apply, with the Relevant Financial Centres being Wellington and Auckland

	(iii) Fixed Coupon Amounts:	The Interest Amount payable for any Interest Period shall be equal to the product of the Nominal Amount, the Rate of Interest and the applicable Day Count Fraction

	(iv) Broken Amount(s):	Not applicable

(v) Day Count Fraction:

New Zealand Government Bond Basis (being one divided by the number of Interest Payment Dates each 12 month period).

For amounts paid and/or calculated in respect of dates other than Interest Payment Dates, Actual / Actual, unadjusted.

	(vi) Determination Dates:	Not applicable

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable

16.	Floating Rate Note Provisions:	Not applicable

17.	Zero Coupon Note Provisions:	Not applicable

18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not applicable

19.	Dual Currency Note Provisions:	Not applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not applicable

	Call Option II (Automatic):	Not applicable

21.	Put Option:	Not applicable

22.	Final Redemption Amount of each Note:	Par

23.	Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes:

Registered book-entry only Notes pursuant to a Deed

Poll dated 30 July 2009

25.	New Global Note (NGN):	No

26.	Financial Centre(s) or other special provisions relating to payment dates:	Auckland and Wellington

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment:

29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not applicable

30.	Redenomination, renominalization	Not applicable

and reconventioning provisions:

31.	Consolidation provisions:	Not applicable

32.	Additional terms:	Applicable per Deed Poll dated 30 July 2009

	(i) Governing law:	New Zealand

	(ii) Record Date:	10 calendar days before any Interest Payment Date or other relevant payment date for the Notes.

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not applicable

	(ii) Date of Terms Agreement:	9 September 2020

	(iii) Stabilizing Manager(s) (if any):	Not applicable

34.	If non-syndicated, name and address of Dealer:	National Australia Bank Limited (ABN 12 004 044 937) Level 25, 255 George Street Sydney, NSW 2000 AUSTRALIA

35.	Total commission and concession:	0.14762205 per cent. of the Aggregate Nominal Amount

36.	Additional selling restrictions:	The Programme is a wholesale programme. No action has been taken to permit the Notes to be offered or sold to any retail investor, or otherwise under any regulated offer, in terms of the Financial Markets Conduct Act 2013 (“FMCA”). In particular, no product disclosure statement under the FMCA has been prepared or lodged in New Zealand in relation to the Notes.

No person may offer or sell any Notes in New Zealand, or distribute or publish in New Zealand any offering material or advertisement in relation to any offer of Notes, other than to “wholesale investors”

within the meaning of clauses 3(2)(a), (c) or (d) or 3(3)(b) of Schedule 1 to the FMCA, which includes:

(a)   a person who is required to pay a minimum subscription price of at least NZ$750,000 for the Notes (disregarding any amount lent by the offeror, Issuer or any associated person of the offeror or Issuer) before the allotment of those Notes; or

(b) a person who is

(i) an “investment business”;

(ii) “large”; or

(iii) a “government agency”,

in each case as defined in Schedule 1 to the FMCA, provided (for the avoidance of doubt) that Notes may not be offered or sold to any person that is a “wholesale investor” under the FMCA solely because that person is an “eligible investor” (as defined in clause 41 of Schedule 1 to the FMCA) or that person meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMCA.

RESPONSIBILTY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:
Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

(i)	Listing:	None

(ii)	Admission to trading:	Not applicable.

2.	RATINGS

Ratings:	The Notes to be issued have been rated:

S & P: AAA

Moody’s: Aaa

3.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4.	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	NZIFCDT012C3

Common Code:	222719780

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	NZClear system operated by the Reserve Bank of New Zealand (“NZClear”) for holding securities and the electronic recording and settling of transactions in those securities between members of that system.

Subject to the rules of the relevant clearing and settlement system, investors may elect to hold interests in the Notes (i) directly through NZClear, (ii) indirectly through Euroclear or Clearstream, Luxembourg if they are participants in such systems, or (iii) indirectly through organisations which are participants in any of such systems. Participants in any of such systems should contact the relevant clearing system(s) if they have any questions in relation to clearing, settlement and cross-market transfers and/or trading.

Delivery:	Delivery free of payment

Names and addresses of additional Paying Agent(s) (if any):	Computershare Investor Services Limited Level 2, 159 Hurstmere Road

Takapuna

Auckland New Zealand

5.	GENERAL

Applicable TEFRA exemption:	Not applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

Any tax disclosure in the Prospectus or these Final Terms is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Foreign Currency

Because the Notes are denominated in NZD, a U.S. Holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in “—Treatment of Qualified Stated Interest”, in “—Purchase, Sale and Retirement of the Notes”, and in “—Exchange of Amounts in Foreign Currency” under the “Tax Matters—United States Federal Income Taxation” section.

Sale, Redemption or Retirement of Notes

Upon a sale, redemption or retirement of the Notes, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the U.S. dollar value of the amount realized on the sale or retirement (other than amounts attributable to accrued but unpaid interest, which would be treated as the receipt of interest) and (ii) the U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in the Notes generally will equal the U.S. dollar value of the cost of the Notes to the U.S. Holder. Such gain or loss will be capital gain or loss except to the extent attributable to changes in exchange rates. Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Reportable Transaction

Treasury Regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, because the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed under the “Tax Matters” section of the Prospectus) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is U.S.$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult with their tax advisors regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S. $125,000 and U.S. $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its interest income and its net gains (including foreign currency gain) upon the disposition or maturity of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.